Exhibit 99.6

CONSENT OF APPOINTED ACTUARY

I consent to the use and incorporation by reference of the following report in the Form 40-F, dated February 12, 2003 to be filed on behalf of Sun Life Financial Services of Canada Inc. (the “Company”):

My report dated February 12, 2003 on the valuation of the policy liabilities of the Company for its Consolidated Balance Sheet at December 31, 2002 and 2001 and their change in its Consolidated Statement of Operations for the years then ended.

Dated February 18, 2003

/s/ “Robert Wilson”

Robert W. Wilson
Vice-President and Appointed Actuary
Fellow, Canadian Institute of Actuaries
Toronto, Canada